December 1, 2010

To: Trustees of Amana Mutual Funds Trust and Saturna Investment Trust

Re: Proposed Fidelity Bond and D&O/E&O Annual Premium Allocations

From: Saturna Capital

Annually, the Trustees must review continuation of the existing Rule 17g-1 fidelity bond coverage. We filed the application for the annual renewal to ICI Mutual (ICIM) for the Funds' fidelity bond and D&O/E&O coverage, and were given the coverage for which we applied.

Policy limits and deductibles are unchanged from last year. The D&O/E&O limit remains at $3 million with a deductible of $300,000. Due to Amana Trust's growth past $3 Billion in total assets, the fidelity bond coverage has increased from $2,610,000 to $2,810,000. The individual coverage requirement for each entity is shown in Table 1 below.

The fidelity bond premium has increased $750 from $20,250 last year to $21,000. The parties have historically allocated the premium according to the proportion of each insured's required coverage to the total bond coverage. Using this method, the bond premium allocation is show below in Table 1.

The D&O/E&O premium has decreased approximately 5% from last year from $110,000 to $105,000. The allocation applies an approximately 18% discount to quoted premiums received from ICI Mutual for individual policies of appropriate size for each entity. The individually quoted policy sizes were $3MM for Amana, and $1MM for each of Saturna Investment Trust and Saturna Capital, including its subsidiaries, Saturna Brokerage Services and Saturna Trust Company. The D&O/E&O allocation is show below in Table 2.

We have indicated acceptance of the policies, subject to your ratification of payment at this meeting. Attatched is a letter from ICI Mutual discussing the indvidual D&O/E&O policy quote and confirming that the total premium for the bond and policy coverage allocated to each investment company is less than the premium such company would have to pay if it purchased separate policies.

Table 1. Fidelity Bond Premium Allocation
Insured	17(g)-1 Bracket	Coverage Requirement	Percentage of Total Bond	Bond Premium
Amana Mutual Funds Trust	$3-3.5 Billion	$1,900,000	67.60%	$14,196
Saturna Investment Trust	$150-250 Million	$600,000	21.40%	$4,494
Saturna Capital		$250,000	8.90%	$1,869
Saturna Brokerage		$60,000	2.10%	$441
		$2,810,000	100.00%	$21,000

Table 2. D&O/E&O Policy Premium Allocation
Insured	Individual Policy Limit	Individual Policy Quote	Joint Policy Discount (~18%)	Policy Premium
Amana Mutual Funds Trust	$3,000,000	$72,000	$13,167	$58,833
Saturna Investment Trust	$1,000,000	$23,500	$4,298	$19,202
Saturna Capital	$1,000,000	$33,000	$6,035	$26,965
		$128,500	$23,500	$105,000